NEWS RELEASE

March 13, 2007 Trading Symbol: TSX: RNG

 Amex: RNO

Rio Narcea Provides Additional Information in Connection with Chariot Resources Limited Shareholder Rights Plan

Toronto, Ontario  – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”), the holder of approximately 19.9% of the issued and outstanding shares of Chariot Resources Limited (“Chariot”), advises today that on Thursday, March 8, 2007, Rio Narcea had requested that the Board of Chariot, in the interest of good governance and transparency, issue a clarifying press release with respect to the release made by Chariot on March 1, 2007, concerning the status of the Chariot Shareholder Rights Plan (the “Plan”).

In the opinion of Rio Narcea the referenced press release failed to contain sufficient information for the market to understand the implications of the position taken by the Toronto Stock Exchange with respect to the Plan and to understand the current status of the Plan.

As the Board of Chariot has not responded to Rio Narcea’s request, Rio Narcea wishes to provide the following additional information in connection with the status of the Plan. It is Rio Narcea’s understanding of the Rules of the Exchange that in withdrawing their acceptance of the Plan and deferring acceptance until such time as the shareholders of Chariot have ratified the Plan, the Exchange has put Chariot on notice that should the Board of Directors of Chariot determine to issue rights under the Plan in accordance with the terms of the Plan prior to shareholder ratification and acceptance by the Exchange, the Exchange would not list the rights or the underlying securities and Chariot would be in jeopardy of being delisted from the Exchange. None of this is evident from the press release made by Chariot and, in the opinion of Rio Narcea, such information is clearly material to understanding the status of the Plan and its implications for Chariot and its shareholders.

Rio Narcea regrets that it has been necessary to make this press release and also regrets that the Board of Directors of Chariot has seen fit to maintain the Plan in place notwithstanding the fact that the Exchange has withdrawn its acceptance of the Plan.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Mauritania and Portugal.  The Company currently produces nickel and copper at its Aguablanca mine in southern Spain.   Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.  The Company recently acquired a strategic shareholding in Chariot Resources Limited, which provides exposure to the significant potential of the Marcona Copper Project in southern Peru.

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Forward-looking Statements

This press release may contain certain “forward looking statements” within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

Omar Gomez
C.F.O.

Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com

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